SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)

                          DETECTION SYSTEMS, INC.
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                              (Name of Issuer)


                  Common Stock, par value $0.05 per share
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                       (Title of Class of Securities)

                                250644 10 1
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                               (CUSIP Number)

                       Frank J. Ryan, Vice President
                          Detection Systems, Inc.
                            130 Perinton Parkway
                             Fairport, NY 14450
                                716-421-4225
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 10, 2000
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                     (continued on the following page)
                            (Page 1 of 2 pages)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1.  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons:

    David B. Lederer

2.  Check the Appropriate Box if a Member of a Group* (a) [  ]
                                                      (b) [  ]

3.  SEC Use Only


4.  Source of Funds


5.  Check box if disclosure of legal proceedings is required pursuant to
    Item 2(d) or 2(e)                                      [  ]

6.  Citizenship or Place of Organization:

    United States of America

Number of       7. Sole Voting Power         143,037
shares
beneficially    8. Shared Voting Power        40,000
owned by
each            9. Sole Dispositive Power    143,037
reporting
person with    10. Shared Dispositive Power   40,000

11. Aggregate amount beneficially owned by each reporting person:  328,502(1)

12. Check box if the aggregate amount in row (11) excludes certain shares* [  ]

13. Percent of class represented by amount in row (11)   5.1%

14. Type of reporting person: IN

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1       Includes 117,465 shares which may be acquired by the reporting person upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans, 40,000 shares owned by the Lederer Family Limited Partnership, in which the reporting person and his spouse are equal partners, 20,000 shares owned by the reporting person's spouse and 8,000 shares which may be acquired by the reporting person upon the exercise of warrants and options.



                               (Page 2 of 2)



Item 1.   Security and Issuer.

          Common Stock, par value $0.05 per share
          Detection Systems, Inc.
          130 Perinton Parkway
          Fairport, NY 14450

Item 2.   Identity and Background.

a.      Name:
               David B. Lederer

b.      Residence or Business Address.
               Detection Systems, Inc., 130 Perinton Parkway, Fairport, NY
               14450.

c.      Present Principal Occupation.
               Executive Vice President of Detection Systems, Inc.

d.      Criminal Proceedings.
               None.

e.      Civil Proceedings.
               None.

f.      Citizenship.
               United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
               N/A

Item 4.   Purpose of Transaction.

Item 5.   Interest in Securities of the Issuer.

a.  Aggregate Amount Beneficially Owned:
               328,502(2) or 5.1% of class

b.  Number of Shares as to which such person has:
          1. sole power to vote or to direct the vote:   143,037
          2. shared power to vote or to direct the vote:  40,000
          3. sole power to dispose or to direct the disposition of:  143,037
          4. shared power to dispose or to direct the disposition of: 40,000


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2    Includes 117,465 shares which may be acquired by reporting person upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans, 40,000 shares owned by the Lederer Family Limited Partnership, in which the reporting person and his spouse are equal partners, 20,000 shares owned by the reporting person's spouse and 8,000 shares which may be acquired by the reporting person upon the exercise of warrants and options.


c.   Transactions effected during the past 60 days:
               N/A
d.   Other Persons Having Right to Receive or Direct.
               See footnote 2.

e.   Date on Which Reporting Person Ceased to be 5% Holder.
               N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Detection Systems, Inc. (the "Company") has entered into an agreement with Robert Bosch GmbH ("Bosch"), dated as of December 10, 2000, whereby the Company will become a wholly-owned subsidiary of Bosch through a tender offer and merger. In connection with such agreement, the reporting person entered into a Voting and Stock Option Agreement with Bosch, dated as of the same date, whereby the reporting person: (i) granted an $18 per share option to Bosch with respect to the shares owned by him in certain circumstances where such tender offer and merger are not completed; (ii) agreed to tender his shares in Bosch's tender offer; and (iii) granted an irrevocable proxy to Bosch in connection with certain matters related to the tender offer.


Item 7.   Material to be Filed as Exhibits.

Exhibit A.     Voting and Option Agreement, dated as of December 10,
               2000, by and among Robert Bosch GmbH, Karl H.
               Kostusiak and David B. Lederer.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 December 13, 2000
                                 ------------------------------------------
                                 (Date)

                                 /s/ David B. Lederer
                                 ------------------------------------------
                                 (Signature)

                                 David B. Lederer, Executive Vice President
                                 ------------------------------------------
                                 (Name/Title)